UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012	Commission File No. 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION

SAVINGS AND INCOME PLAN

Sandia Corporation

P.O Box 5800, Mail Stop 0115

Albuquerque, NM 87185-0115

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Sandia Corporation Savings and Income Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Sandia Corporation

Savings and Income Plan and the

Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Income Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sandia Corporation Savings and Income Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC

June 21, 2013

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Interest in Master Trust	$2,296,262,266	$2,056,518,684
Receivables:
Participant contributions	3,680,434	—
Sandia Corporation contributions	1,792,684	—
Notes receivable from participants	24,374,005	20,905,989

Net assets reflecting investments at fair value	2,326,109,389	2,077,424,673

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,979,945)	(22,682,573)

Net assets available for benefits	$2,305,129,444	$2,054,742,100

See accompanying notes to the financial statements.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Additions:
Contributions:
Employer	$45,297,680
Participants	100,354,255

Total contributions	145,651,935

Net investment gain from participation in Master Trust	230,460,524
Interest income on notes receivable from participants	700,976

Total additions	376,813,435

Deductions:
Benefit payments	187,657,843
Administrative expenses	264,932

Total deductions	187,922,775

Net increase	188,890,660
Net transfers from other plans	61,496,684
Net assets available for benefits at beginning of year	2,054,742,100

Net assets available for benefits at end of year	$2,305,129,444

See accompanying notes to the financial statements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Sandia Corporation Savings and Income Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was adopted June 1, 1993, as a defined contribution plan offered to all regular nonunion employees of Sandia Corporation (the Corporation) who are eligible for the Sandia Corporation Retirement Income Plan. The Corporation is a wholly-owned subsidiary of Lockheed Martin Corporation (Lockheed Martin). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 2012 and 2011, the assets of the Plan are held in the Sandia Corporation Master Savings Plan Trust (the Master Trust).

The Plan generally receives asset transfers from the Sandia Corporation Savings and Security Plan (SSP) as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation. Asset transfers to the Plan also occur when an employee transfers from a Lockheed Martin entity to Sandia Corporation, and the employee elects to transfer their balance from the Lockheed Martin Salaried Savings Plan. Transfers of assets from the Plan occur when an employee in a nonunion employment position transfers to a union position.

Contributions

Annually participants may contribute from 2% to 25% of their eligible earnings, as defined in the Plan document, in 1% increments, on a pre-tax, Roth and after-tax basis. The total allotment of pre-tax, Roth and after-tax basic and supplemental contributions can not exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Corporation, for each payroll period, contributes 66 2/3% of the sum of each participant’s pretax, Roth and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows participants aged 50 or older to make catch-up contributions as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Nonunion employees hired on or after January 1, 2009 are eligible for Enhanced Contributions, which are contributions made by the Corporation in the amount of 6% of eligible earnings per pay period until 15 years of service and then 7% is contributed thereafter.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant’s vested account. Lump-sum or annual payment elections may be made. Hardship and in-service withdrawals are also permitted, if certain conditions are met.

Vesting

All participants are immediately vested in their regular contributions, the Corporation match and actual earnings thereon. Enhanced Contributions are 100% vested after the completion of 3 years of vesting service.

Forfeited Accounts

At December 31, 2012 and 2011 forfeited nonvested accounts totaled $54,576 and $60,290, respectively. These accounts will be used to reduce future employer contributions, Enhanced Contributions, and/or pay administrative expenses of the Plan. In 2012, employer contributions were reduced by $180,000 from forfeited nonvested accounts.

Investment Elections

Participants may elect to have their contributions and the Corporation matching contributions invested in any of the current 23 available funds including seven mutual funds, 10 commingled funds, three common/collective trusts, a managed separate account, an interest income fund and the Company Common Stock Fund. The Company Common Stock Fund consists primarily of Lockheed Martin common stock.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from 12 months to 56 months. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

While it has not expressed any intent to do so, the Corporation may terminate the Plan at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of the Plan’s termination, participants will receive a payment equal to the total value of their accounts.

Transfer of Assets and Plan Merger

Effective December 31, 2012, the SSP merged into the Plan. The two plans were identical in all respects except in regard to employee groups. As a result of this merger, the SSP’s interest in the Master Trust’s net assets of $58,702,285 and notes receivable from SSP participants of $2,361,039 were transferred to the Plan on December 31, 2012. These merger-related transfers are included in the net transfers from other plans reported on the Statement of Changes in Net Assets Available for Benefits. Effective January 1, 2013, participants in the SSP stopped participating in the SSP and began participating in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the interest in the Master Trust relating to fully benefit-responsive investment contracts as well as the adjustment of the interest in the Master Trust relating to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

The Plan is administered by the Corporation. Fidelity Management Trust Company (FMTC) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record-keeper of the Plan.

The Corporation pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

Recent Accounting Pronouncements

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amended guidance became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan’s financial statements and disclosures.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 7, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified tax status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009. The IRS is currently auditing plan years 2009 and 2010.

4. Master Trust

General

As of December 31, 2012 and 2011, the assets of the Plan are held in the Master Trust. The Plan’s interest in the Master Trust’s net assets is adjusted for certain plan-specific transactions, including contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to the Plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. The Plan’s interest in the Master Trust’s net assets as of December 31, 2012 and 2011 was 100.0% and 97.3%, respectively. As a result of the SSP merger on December 31, 2012, the SSP’s interest in the Master Trust’s net assets was transferred to the Plan (see Note 1). Beginning on January 1, 2013, with all assets for the sole benefit of the Plan, the Master Trust was eliminated.

The Master Trust is invested in certain synthetic guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is FMTC. Since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Master Trust, of high-quality, intermediate term fixed income securities. The Master Trust purchases wrap contracts from certain financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted monthly.

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan’s failure to maintain its tax qualified status, the market value of the investment in the GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances investment contracts may be terminated. Settlement upon termination will be at contract value unless the terms of the contract were not met or other events as described above trigger payment at market value.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. As of December 31, 2012 and 2011, the fair values of the wrap contracts were not material. The average yield earned on the synthetic GICs was approximately 2.05% and 2.21% for the years ended December 31, 2012 and 2011, respectively. The average yield credited to participants’ accounts was approximately 1.83% and 2.11% for the years ended December 31, 2012 and 2011, respectively.

Primarily as a result of the Master Trust’s participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust’s exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2012 and 2011, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in the valuation techniques into three levels as follows:

Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 and their appreciation for the year ended December 31, 2012:

	Level 1	Level 2	Total	Appreciation

Company Common Stock Fund	$45,854,379	$—	$45,854,379	$7,936,383
Mutual funds:
U.S. equities	649,546,220	—	649,546,220	96,141,863
International equities	54,968,570	—	54,968,570	7,789,706
U.S. bonds	105,101,825	—	105,101,825	2,193,376
Common/collective trusts	—	435,354,199	435,354,199	40,285,845
Commingled funds	—	456,301,333	456,301,333	49,341,436
Guaranteed investment contracts	—	534,123,769	534,123,769	—
Managed separate accounts	—	15,011,971	15,011,971	616,654

Total investment assets at fair value	$855,470,994	$1,440,791,272	$2,296,262,266	$204,305,263

Adjustment from fair value to contract value for fully-benefit responsive investment contracts			(20,979,945)

Total net assets			$2,275,282,321

Interest and dividend income earned by the Master Trust for the year ended December 31, 2012 was $32,217,250.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Total

Company Common Stock Fund	$40,492,310	$—	$40,492,310
Mutual funds:
U.S. equities	751,155,820	—	751,155,820
International equities	49,830,477	—	49,830,477
U.S. bonds	90,226,618	—	90,226,618
Common/collective trusts	—	322,121,853	322,121,853
Commingled funds	—	352,772,817	352,772,817
Guaranteed investment contracts	—	504,708,065	504,708,065

Total investment assets at fair value	$931,705,225	$1,179,602,735	$2,111,307,960

Adjustment from fair value to contract value for fully-benefit responsive investment contracts			(23,564,840)

Total net assets			$2,087,743,120

At December 31, 2012 and 2011, the Master Trust had no financial assets or liabilities that are categorized as Level 3. During 2012, the Master Trust had no financial assets or liabilities that were transferred between Levels 1, 2, and 3.

Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value.

Company Common Stock Fund: The fair value of the fund is the combined fair value of the underlying common stock and short-term cash position of the fund. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the fund is recorded at cost, which approximates fair value.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end reported on the active market on which the individual securities are traded.

Common/collective trusts, commingled funds, and managed separate accounts: Valued at the net asset value of units/shares held by the Master Trust at year end.

Guaranteed investment contracts: Individual assets of the synthetic GIC are valued at representative quoted market prices.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Parties-in-Interest Transactions

The transactions between the following parties are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust held 496,851 and 500,523 shares of Lockheed Martin common stock as of December 31, 2012 and 2011, respectively. Dividends earned by the Master Trust on Lockheed Martin common stock were $2,100,983 for the year ended December 31, 2012.

FIIOC, the record-keeper, is a related party for which a statutory exemption exists. The Plan paid $264,932 in expenses to FIIOC for the year ended December 31, 2012.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Sandia Corporation Savings and Income Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 85-0097942

Plan #: 008

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 3.25% to 5.00%; varying maturities	—	$24,374,005

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Employee Benefits Committee, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Sandia Corporation Savings and Income Plan, by Employee Benefits Committee as Plan Administrator

Date	June 21, 2013	by:	/s/ Jane Farris
Jane Farris, Senior Manager, Pension Fund and Savings Plan Department, Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm